

RECEIVED
2005 JUL 14 A 11:2?

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail





05009700

6th July, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th July 2005, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 6th July 2005, advising of an award made under the EMI Group Executive Share Incentive Plan by The EMI Group General Employee Benefit Trust ("EBT") to a former employee and that the Trustee of the EBT withheld shares in respect of tax liabilities arising from the award; and,

(b) an announcement dated 6th July 2005, confirming that Deutsche Bank AG London has notified the Company that Deutsche Bank AG and its subsidiaries have increased their holding such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 5th July 2005, held 23,950,513, being 3.033% of the shares in issue.

Yours faithfully,

PROCESSED
JUL 18 2005
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/33

Company Announcements Office,
London Stock Exchange.

6th July, 2005.

Dear Sirs,

EMI Group plc – Director/PDMR Shareholding

To comply with paragraph 16.13 of the Listing Rules, we advise that EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 6th July 2005 (received by fax) that it awarded on 6th July 2005 to a former employee, at no consideration, in respect of an award under the EMI Group Executive Share Incentive Plan ("the ESIP"), 218,819 EMI Group plc Ordinary Shares of 14p each. In its letter, the Trustee of the EBT stated that it had withheld 50,328 Ordinary Shares in respect of the tax liabilities arising from the award.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors/PDMRs, and other employees of the EMI Group, have a potential interest through the EBT decreases to 3,391,922, all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/34

Company Announcements Office,
London Stock Exchange.

6th July, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Deutsche Bank AG London, in a letter dated and received by fax after the close of business on 5th July 2005, that Deutsche Bank AG and its subsidiaries have increased their holding such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 5th July 2005, held 23,950,513 shares, being 3.033% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary



By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

5th July, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st July 2005, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 4th July 2005 confirming that Deutsche Bank AG and its subsidiaries have decreased their interests such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each; and,

(b) an announcement dated 5th July 2005 confirming that Schroder Investment Management Ltd, together with its subsidiary and affiliate companies, has increased its interests in EMI Group plc Ordinary Shares of 14p each to 87,726,516 shares, being 11.108% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/31

Company Announcements Office,
London Stock Exchange.

4th July, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Deutsche Bank AG London, in a letter dated and received by fax on 1st July 2005, that, as of 30th June 2005, Deutsche Bank AG and its subsidiaries ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/32

Company Announcements Office,
London Stock Exchange.

5th July, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Schroder Investment Management Ltd, in a letter dated and received by fax on 4th July 2005, that it has, together with its subsidiary and affiliated companies, increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 4th July 2005, held 87,726,516 shares, being 11.108% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary